FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

November 2, 2012

VIA EDGAR AND HAND DELIVERY

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-33036

Dear Mr. James:

On behalf of Mindray Medical International Limited (the “Company” or “Mindray”), set forth below are our responses to your comment letter dated October 3, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2011 Form 20-F.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested By Mindray Medical International Limited

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Mindray Medical International Limited” and each page is marked for the record with the identifying numbers and code “M-1” through “M-12.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

In addition, the Company makes the following representations as set forth on Exhibit A.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 62

Allowance for Doubtful Accounts, page 62

1.	Please refer to prior comment 8. Please revise this section in future filings to more clearly describe the impact of utilizing third party credit export insurance policies. Describe how the policies mitigate the risk of loss in your accounts receivables, discuss the terms of the credit agreements and the portion of the receivable typically recovered and to the extent losses and recoveries are significant, quantify those amounts separately. Please provide us with a copy of your proposed revised disclosure.

The Staff’s comment is duly noted. Mindray will supplement its future filings with the below proposed disclosure, including quantified information on losses and recoveries if such amounts become significant. The proposed disclosure is as follows:

“We purchase export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors who have purchased our products under credit terms. Under these arrangements, our insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. If we make a claim under the export credit insurance policy, we make a provision for uninsured and unrecoverable portion of the subject receivable (e.g., 10-20% of the related receivable) with the related claims payment generally received within 12-18 months of filing the claim.”

Confidential Treatment Requested By Mindray Medical International Limited

2.	Please refer to your response to prior comment 12. In light of your extended payment arrangements, long outstanding account receivables and related allowances for losses, please revise future discussions in critical accounting policies to include a quantified, summarized table of the aging of your accounts receivable and allocation of reserves to the aging buckets similar to the ‘Total’ section on page M-19 of your September 14, 2012 letter.

The Staff’s comment is duly noted. Mindray will supplement its future filings to provide quantified summaries of its outstanding gross receivable balance by percentages in its discussions in critical accounting policies. Mindray informs the Staff that the specific amounts of outstanding accounts receivable balances and aging schedule constitute commercially sensitive information that Mindray believes would not be of significant value to its shareholders, but could potentially impact Mindray’s competitive position. Therefore, Mindray’s proposed disclosure is as follows:

“We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, we consider factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation, going concerns and insurance coverage. The allowance for doubtful accounts balances as of December 31, 2011 and 2012 were $7.8 million and $[            ] respectively, representing 3.7% and [    ]% of our outstanding gross accounts receivable balance, respectively. As of December 31, 2011 and 2012, our accounts receivable balances aged over 1 year totaled $3.6 million and $[            ]. Of these long outstanding receivable balances, [    ]% and [    ]% had been collected as [                 ], 2013.

3.	We note your response to prior comment 12. To help us better understand your assessment of credit risk related to your accounts receivables and your history of collection on past due accounts, please provide us a roll-forward of your accounts receivables beginning with the balances outstanding at December 31, 2009 and ending with the outstanding balances at June 30, 2012. Separately show increases due to period sales and any acquisitions, and decreases due to cash payments, impairment write-offs, factorings, recoveries from export insurance recorded under your previous policy, etc. Please provide the information for the annual periods ended December 31, 2010 and December 31, 2011 and for the quarterly periods ended March 31, 2012 and June 30, 2012. If possible, provide the information based on the June 30, 2012 groups of aged accounts presented in your response to prior comment 12 (i.e., 0 to 90 days outstanding, 91 to 360 days outstanding, 361 to 720 days outstanding and greater than 720 days outstanding).

Confidential Treatment Requested By Mindray Medical International Limited

Mindray’s roll-forward account for its accounts receivable for each of 2009, 2010, 2011 and the first two quarters of 2012 is presented below.

A presentation of such roll-forward grouped by aged accounts has not been provided in this response letter for the following reasons:

•

The information requested would require tracking of accounts receivable on an invoice-by-invoice basis across multiple countries in multiple accounting periods and through multiple accounts receivable software systems;

•	Mindray’s current accounts receivable systems would require that the information be gathered manually;

•	Mindray believes that the information is not material to investors; and

•	Mindray believes that the significant time and cost to prepare such information would outweigh the relative value of such analysis.

In addition to the roll-forward account that Mindray has provided, Mindray has also reproduced the total accounts receivable aging schedule for June 30, 2012, as set forth in question 3 of its response letter to the Staff, dated September 14, 2012 (the “September 14 Letter”), the total accounts receivable aging schedule as of March 31, 2012, as set forth in question 10 of its response letter to the Staff, dated July 17, 2012, and the total accounts receivable aging schedule as calculated for December 31, 2009 and 2010. Mindray believes that presenting the roll-forward account along with such aging schedule is useful in understanding Mindray’s assessment of credit risk related to its accounts receivables and history of collection on past due accounts.

Confidential Treatment Requested By Mindray Medical International Limited

Accounts Receivable Roll-Forward

(in thousands of USD)

	2009		2010		2011		Q1 2012		Q2 2012
Beginning balance - AR Net	89,735		113,340		143,318		200,437		181,073

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

[***]	[***	]	[***	]	[***	]	[***	]	[***	]

Ending balance - AR Net	113,340		143,318		200,437		181,073		194,346

[TEXT FROM PAGE M-5 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By Mindray Medical International Limited

Balance Date	Type	Current and <90 days past due		91-360 days past due		361-720 days past due		>720 days past due		Total
		(in thousands of USD)
December 31, 2009	Total	[***	]	[***	]	[***	]	[***	]	120,949
	-Reserve provision									7,609
	-Net									113,340

December 31, 2010	Total	[***	]	[***	]	[***	]	[***	]	151,139
	-Reserve provision									7,821
	-Net									143,318

December 31, 2011	Total	[***	]	[***	]	[***	]	[***	]	208,224
	-Reserve provision									7,787
	-Net									200,437

March 31, 2012	Total	[***	]	[***	]	[***	]	[***	]	[***]
	-Reserve provision									[***]
	-Net									181,073

June 30, 2012	Total	[***	]	[***	]	[***	]	[***	]	[***]
	-Reserve provision									[***]
	-Net									194,346

[TEXT FROM PAGE M-6 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By Mindray Medical International Limited

4. Tell us how you considered the guidance in FASB ASC 210-10-45-4 as it applies to your accounts receivable balances that are outstanding longer than one year, as a result of the terms of the original sales arrangements, because of revised terms due to collection issues, or because of delays in collection. Discuss your conclusion on whether these amounts should be reported and classified outside of current assets on your balance sheet.

Mindray informs the Staff that all accounts receivable that are outstanding due to collections issues or delays in collections (regardless of the term outstanding) are assessed for purposes of allowance for doubtful accounts, offsetting the amount of current accounts receivable reflected on Mindray’s balance sheet in accordance with ASC 210-10-45-4. Mindray has considered the guidance in ASC 210-10-45-4 and noted [***] of its trade receivables have contractual due dates exceeding one year as at December 31, 2009, 2010 and 2011, respectively. Due to the insignificance of these amounts, Mindray historically included these amounts in current trade receivables. Going forward, Mindray will classify trade receivables with contractual due dates exceeding one year as non-current receivables.

[TEXT FROM PAGE M-7 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

B. Liquidity and Capital Resources, page 68

5.	Further to your response to prior comment 2 in your letter dated September 14, 2012, please show us how you calculated average turnover days as disclosed in your MD&A and reconcile the totals disclosed for each year to the average turnover days for each of the sub-groups of your sales shown in your response (i.e., domestic distributors, domestic direct and international).

Mindray informs the Staff that the average turnover days as disclosed in Minday’s Form 20-F for 2010 and 2011 are calculated by the average of the beginning and ending balance of the net receivable for the fourth quarter divided by sales for such quarter, multiplied by 91 days. For purposes of consistency with its regularly announced quarterly operating results, which include a quarterly calculation of turnover days (routinely furnished to the SEC on Form 6-K), Mindray discloses in its Form 20-F fourth quarter turnover days rather than a yearly total. Going forward, Mindray proposes to include in its Forms 20-F, in addition to the fourth quarter average turnover days provided, the average annual turnover day for the fiscal years disclosed. Annual average turnover days are calculated by the average of the beginning and ending balance of the net receivable for the reporting period divided by sales for such reporting period, multiplied by 365 days.

Confidential Treatment Requested By Mindray Medical International Limited

The breakdown of average turnover days into the sub-groups of sales for the periods specified, reconciled to data from Mindray’s public filings, is as follows:

Accounts Receivable Turnover Days by Quarter (in thousands of USD)

	Q1 09	Q2 09	Q3 09	Q4 09	2009 YTD	Plus: AR provision	2009 YTD based on AR Gross[2]
AR - Beginning balance	89,735	87,729	101,086	105,935	89,735	3,942	93,677
AR - Ending balance	87,729	101,086	105,935	113,340	113,340	7,609	120,949
Average AR	88,732	94,408	103,511	109,638	101,538		107,313
Revenues	134,165	160,060	151,128	188,830	634,183		634,183
Days	91	91	91	91	365		365

AR turnover days	60	54	62	53	58		62

	Q1 10	Q2 10	Q3 10	Q4 10	2010 YTD	Plus: AR provision	2010 YTD based on AR Gross[2]
AR - Beginning balance	113,340	106,910	123,394	129,474	113,340	7,609	120,949
AR - Ending balance	106,910	123,394	129,474	143,318	143,318	7,821	151,139
Average AR	110,125	115,152	126,434	136,396	128,329		136,044
Revenues	145,845	179,215	168,274	210,975	704,309		704,309
Days	91	91	91	91	365		365

AR turnover days	69	58	68	59	67		71

	Q1 11	Q2 11	Q3 11	Q4 11	2011 YTD	Plus: AR provision	2011 YTD based on AR Gross[2]
AR - Beginning balance	143,318	144,354	160,715	181,939	143,318	7,821	151,139
AR - Ending balance	144,354	160,715	181,939	200,437	200,437	7,787	208,224
Average AR	143,836	152,535	171,327	191,188	171,878		179,682
Revenues	180,904	217,282	218,427	264,130	880,743		880,743
Days	91	91	91	91	365		365

AR turnover days	72	64	71	66	71		74

[2]

Mindray has calculated average annual turnover days using gross accounts receivable for purposes of providing the Staff with turnover days allocated into domestic and international sales, as it does not separately allocate provisions to such sales categories. As noted above, Mindray will calculate its average annual turnover days for purposes of disclosure in its Forms 20-F going forward based on net accounts receivable.

Confidential Treatment Requested By Mindray Medical International Limited

Accounts Receivable Turnover Days by Year (in thousands of USD)

2009 YTD	Domestic Direct		Domestic Distributor		International		Plus: VAT refund		2009 YTD based on AR Gross[3]
AR - Beginning balance	[***	]	[***	]	[***	]			93,677
AR - Ending balance	[***	]	[***	]	[***	]			120,950
Average AR	[***	]	[***	]	[***	]			107,314
Revenues	[***	]	[***	]	[***	]	[***	]	634,183
Days	[***	]	[***	]	[***	]			365

AR turnover days	[***	]	[***	]	[***	]			62

2010 YTD	Domestic Direct		Domestic Distributor		International		Plus: VAT refund		2010 YTD based on AR Gross[3]
AR - Beginning balance	[***	]	[***	]	[***	]			120,950
AR - Ending balance	[***	]	[***	]	[***	]			151,139
Average AR	[***	]	[***	]	[***	]			136,045
Revenues	[***	]	[***	]	[***	]	[***	]	704,309
Days	[***	]	[***	]	[***	]			365

AR turnover days	[***	]	[***	][4]	[***	]			71

2011 YTD	Domestic Direct		Domestic Distributor		International		Plus: VAT refund		2011 YTD based on AR Gross[3]
AR - Beginning balance	[***	]	[***	]	[***	]			151,139
AR - Ending balance	[***	]	[***	]	[***	]			208,224
Average AR	[***	]	[***	]	[***	]			179,682
Revenues	[***	]	[***	]	[***	]	[***	]	880,743
Days	[***	]	[***	]	[***	]			365

AR turnover days	[***	]	[***	][4]	[***	]			74

[TEXT FROM PAGE M-9 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

[3]

Mindray has calculated average annual turnover days using gross accounts receivable for purposes of providing the Staff with turnover days allocated into domestic and international sales, as it does not separately allocate provisions to such sales categories. As noted above, Mindray will calculate its average annual turnover days for purposes of disclosure in its Forms 20-F going forward based on net accounts receivable.

Confidential Treatment Requested By Mindray Medical International Limited

Page M-8, Footnote 4:

[***]

In 2010, Mindray began accepting bills receivable issued by banks on behalf of certain domestic distributors in lieu of advance cash payments otherwise required to be paid by the distributor. A bill receivable is payable by a bank in cash on a stated maturity date (generally, 30-90 days from issuance), but is exchangeable for cash at any time prior to the stated maturity at a discount. As it had sufficient cash to fund its operations and to avoid any discount, Mindray’s practice has been to hold bills receivable to stated maturity. [***]

Mindray supplements its response to question 2 of the September 14 Letter to include the lengthening of turnover days in its domestic distribution sales as contributing to the overall lengthening of turnover days over the specified period. Mindray further advises the Staff that such information as presented in the September 14 Letter had never previously been calculated or disclosed, and is not required of Mindray for financial reporting purposes.

[TEXT FROM PAGE M-10 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

6.	We note your responses to comments 2 of our letters dated June 4, 2012 and August 17, 2012. Tell us whether any of your domestic distributors are related parties as defined by FASB ASC 850-10-20, and if so, quantify for us the amount of sales made to these distributors in each of the reported periods. Clearly describe to us your contractual arrangements (e.g., payment terms, rights of return, discounts, financing, leasing arrangements, etc.) and the nature of your relationships with these related party domestic distributors.

Mindray informs the Staff that none of its domestic distributors for each of the years ended December 31, 2009, 2010 and 2011 and for the period from January 1, 2012 through the date hereof were related parties as defined by FASB ASC 850-10-20.

* * * * *

Confidential Treatment Requested By Mindray Medical International Limited

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7007 or send me an email at kberney@omm.com, or Stephanie Sheng at +852-3512-2365 or send her an email at ssheng@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Xu Hang

Mr. Li Xiting

Mr. Alex Lung

Ms. Fannie Lin Fan

(Mindray Medical International Limited)

Ms. Loretta Fong

Ms. Yulanda Tang

(PricewaterhouseCoopers)

Confidential Treatment Requested By Mindray Medical International Limited

Exhibit A

Representations

Mindray Medical International Limited (“Mindray”) acknowledges the following:

•	Mindray is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended December 31, 2011;

•

Comments from the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to comments from the Commission’s staff (the “Staff”) do not foreclose the Commission from taking any action with respect to Mindray’s filing; and

•	Mindray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alex Lung
Chief Financial Officer

By:	/s/ Alex Lung